Exhibit 99.1

Jianpu Technology Inc. Reports Fourth Quarter and Fiscal Year 2017 Unaudited Financial Results

BEIJING, March 5, 2018 /PRNewswire/ - Jianpu Technology Inc. (“Jianpu,” or the “Company”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2017.

Fourth Quarter 2017 Operational and Financial Highlights:

•                  Number of loan applications on the Company’s platform was approximately 32.5 million in the fourth quarter of 2017, representing an increase of approximately 383% from the prior year period.

•                  Credit card volume reached approximately 1.3 million in the fourth quarter of 2017, representing an increase of approximately 264% from the prior year period.

•                  Total revenues for the fourth quarter of 2017 increased by 414% to RMB584.6 million (US$89.9 million) from RMB113.8 million for the prior year period.

•                  Total recommendation services revenues for the fourth quarter of 2017 increased by 452% to RMB547.9 million (US$84.2 million) from RMB99.3 million for the prior year period.

•                  Gross profit increased by 449% to RMB523.4 million (US$80.4 million) in the fourth quarter of 2017 from RMB95.3 million in the prior year period. Gross margin was 89.5% in the fourth quarter of 2017, compared with 83.7% in the prior year period.

•                  Non-GAAP adjusted net loss1, which excluded share-based compensation expenses from net loss, decreased by 28.2% to RMB30.3 million (US$4.7 million) in the fourth quarter of 2017 from RMB42.2 million in the prior year period.

•                  Non-GAAP adjusted EBITDA2, which excluded share-based compensation expenses, depreciation and amortization, and income tax expenses from net loss, for the fourth quarter of 2017 was a loss of RMB9.5 million (US$1.5 million), representing a decrease of 76.8% from a loss of RMB41.0 million for the prior year period.

Fiscal Year 2017 Operational and Financial Highlights

•                  Number of loan applications on the Company’s  platform was approximately 89.8 million in the fiscal year 2017, representing an increase of approximately 434% from fiscal year 2016.

•                  Credit card volume reached approximately 3.2 million in the fiscal year 2017, representing an increase of approximately 160% from fiscal year 2016.

•                  Total revenues for the fiscal year 2017 increased by 306% to RMB1,445.8 million (US$222.2 million) from RMB356.4 million for the prior year.

•                  Total recommendation services revenues for the fiscal year 2017 increased by 344% to RMB 1,348.4 million (US$207.2 million) from RMB303.8 million for the prior year.

•                  Gross profit increased by 349% to RMB1,301.9 million (US$200.1 million) in the fiscal year 2017 from RMB289.7 million in the prior year. Gross margin was 90.0% in the fiscal year 2017, compared with 81.3% in the prior year.

•                  Non-GAAP adjusted net loss, which excluded share-based compensation expense from net loss, decreased by 46.8% to RMB94.4 million (US$14.5 million) in the fiscal year 2017 from RMB177.3 million in the prior year.

•                  Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization and income tax expenses from net loss, for the fiscal year 2017 was a loss of RMB60.2 million (US$9.3 million), representing a decrease of 65.1% from a loss of RMB172.7 million in the prior year.

Mr. David Ye, Chairman and Chief Executive Officer of Jianpu, commented, “We are pleased to conclude the robust year of 2017 by achieving impressive growth in the fourth quarter with total revenue increasing by 414% year over year to RMB584.6 million, primarily driven by the growth of recommendation services. During the fourth quarter, our peak season, we continued to see strong growth across all product lines together with significant improvement in operational efficiency. We believe the underpenetrated and fragmented retail financial service market in China presents significant opportunities, and our strong performance in 2017 is clear evidence of strong market demand as well as the strength of our unique and highly scalable platform model.”

“With the recent development in China’s regulatory environment and overall credit infrastructure, we’re confident that the regulatory framework will support a healthier and more sustainable market for all market participants. As an independent open platform with a diverse network partner base and multiple product lines, we are not only less impacted, but also better positioned to capitalize on new opportunities in various market segments,” continued Mr. Ye. “Given the market conditions and our expectations as to how the industry continues to evolve, we have rolled out a series of operational developments, including product mix expansion and optimization, strategic partnership and alliance, to leverage our model and achieve long-term prosperity. As everyone’s financial partner, we believe our strong data and technological expertise serve as unique advantages for us to capture tremendous market opportunities by connecting a large user base with a variety of financial products provided by different financial service providers.”

“We are delighted to continue the robust growth trend from last quarter and deliver impressive financial results in the fourth quarter,” said Oscar Chen, Chief Financial Officer of Jianpu. “During the quarter, we realized strong revenue growth with margins expansion and improved efficiencies. Our gross profit increased by 449% year over year and our gross margin was 89.5% in the fourth quarter 2017. We also benefited from our improvement in operational efficiencies arising from better monetization and marketing capabilities. On the bottom line, we are pleased to achieve a considerable improvement in non-GAAP adjusted net loss, which decreased by 28.2% in the fourth quarter.”

Fourth Quarter 2017 Financial Results

Total revenues for the fourth quarter of 2017 increased by 414% to RMB584.6 million (US$89.9 million) from RMB113.8 million for the prior year period, primarily due to increases in revenues from recommendation services.

Total revenues from recommendation services increased by 452% to RMB547.9 million (US$84.2 million) from RMB99.3 million for the prior year period.

Revenues from recommendation services for loans increased by 429% to RMB429.3 million (US$66.0 million) in the fourth quarter of 2017 from RMB81.2 million in the prior year period, primarily due to the significant increase in the number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 32.5 million in the fourth quarter of 2017, representing an increase of approximately 383% from the prior year period.

Revenues from recommendation services for credit cards increased by 555% to RMB118.6 million (US$18.2 million) in the fourth quarter of 2017 from RMB18.1 million in the fourth quarter of 2016, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services reached approximately 1.1 million in the fourth quarter of 2017, representing an increase of approximately 333% from the prior year period. Our average fee per credit card increased to RMB104.49 (US$16.06) in the fourth quarter of 2017.

Revenues from advertising and marketing services and other services increased by 154% to RMB36.8 million (US$5.7 million) in the fourth quarter of 2017 from RMB14.5 million in the prior year period, primarily due to an increase in revenues from big data and risk management solutions as well as an increase in the advertising services provided to credit card issuers.

Cost of revenues increased by 231% to RMB61.3 million (US$9.4 million) in the fourth quarter of 2017 from RMB18.5 million in the prior year period. The increase was primarily attributable to the increases in traffic acquisition costs for advertising and marketing services, data acquisition costs, short message service fees, and share-based compensation expenses.

Gross profit increased by 449% to RMB523.4 million (US$80.4 million) in the fourth quarter of 2017 from RMB95.3 million in the prior year period. Gross margin was 89.5% in the fourth quarter of 2017, compared with 83.7% in the prior year period. The increase was primarily attributable to revenues from recommendation services continuing to grow more rapidly than the revenues from advertising, marketing and other services, as the former has higher gross margin than the latter.

Sales and marketing expenses increased by 338% to RMB500.0 million (US$76.9 million) in the fourth quarter of 2017 from RMB114.2 million in the prior year period. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs as a result of the rapid development of recommendation services, as well as recognition of share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO.

Research and development expenses increased by 271% to RMB74.2 million (US$11.4 million) in the fourth quarter of 2017 from RMB20.0 million in the prior year period, primarily due to the increase in payroll costs and recognition of share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO.

General and administrative expenses were RMB67.0 million (US$10.3 million) in the fourth quarter of 2017, as compared to RMB4.3 million in the prior year period, The increase was  primarily due to the increase in professional fees including one-time expenses in connection  with the Company’s restructuring as the Company prepared for its IPO, and recognition of share-based compensation expenses in the fourth quarter 2017 related to the employee options granted historically with a performance target contingent upon IPO and the new options granted under 2017 Share Incentive Plan to the management and executives in December, 2017.

The share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in the fourth quarter 2017 were RMB106.2 million (US$16.3 million) in total.

Loss from operations increased to RMB117.9 million (US$18.1 million) in the fourth quarter of 2017 from RMB43.1 million in the prior year period.

Income tax expenses were RMB18.5 million (US$2.9 million) in the fourth quarter of 2017, compared with nil in the prior year period. The rapid business development resulted in the growth of taxable income and consequently more tax expenses.

Net loss increased by 216% to RMB136.4 million (US$21.0 million) in the fourth quarter of 2017 from RMB43.1 million in the prior year period.

Non-GAAP adjusted net loss, which excluded share-based compensation expenses from net loss, decreased by 28.2% to RMB 30.3 million (US$4.7 million) in the fourth quarter of 2017 from RMB42.2 million in the prior year period.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization, and income tax expenses from net loss, for the fourth quarter of 2017 was a loss of RMB9.5 million (US$1.5 million), representing a decrease of 76.8% from a loss of RMB41.0 million for the prior year period.

Net cash generated from operating activities was RMB55.2 million (US$8.5 million) for the fourth quarter of 2017, compared with net cash used in operating activities of RMB8.2 million for the prior year period.

Fiscal Year 2017 Financial Results

Total revenues for the fiscal year 2017 increased by 306% to RMB1,445.8 million (US$222.2 million) from RMB356.4 million for the prior year, primarily due to increases in revenues from recommendation services.

Total revenues from recommendation services increased by 344% to RMB1,348.4 million (US$207.2 million) in the fiscal year 2017 from RMB303.8 million in the prior year.

Revenues from recommendation services for loans increased by 369% to RMB1,119.5 million (US$172.1 million) in the fiscal year 2017 from RMB238.8 million in the fiscal year 2016, primarily due to the significant increase in the number of loan applications on the Company’s platform. The number of loan applications on the Company’s platform was approximately 89.8 million in the fiscal year 2017, representing an increase of approximately 434% from the prior year.

Revenues from recommendation services for credit cards increased by 253% to RMB228.9 million (US$35.2 million) in the fiscal year 2017 from RMB64.9 million in the fiscal year 2016, due to the increase in both credit card volume and average fee per credit card. Credit card volume for recommendation services reached approximately 2.5 million in the fiscal year 2017, representing an increase of approximately 182% from the prior year. Average fee per credit card increased from RMB74.17 (US$11.40) in the fiscal year 2016 to RMB 92.78 (US$14.26) in the fiscal year 2017.

Revenues from advertising and marketing services and other services increased by 85.2% to RMB97.4 million (US$15.0 million) in the fiscal year 2017 from RMB52.6 million in the prior year, primarily due to an increase in revenues from big data and risk management solutions, as well as an increase in the advertising services.

Cost of revenues increased by 116% to RMB143.8 million (US$22.1 million) in the fiscal year 2017 from RMB66.7 million in the prior year. The increase was primarily attributable to the increases in traffic acquisition costs for advertising and marketing services, data acquisition costs and short message service fees.

Gross profit increased by 349% to RMB1,301.9 million (US$200.1 million) in the fiscal year 2017 from RMB289.7 million in the prior year. Gross margin was 90.0% in the fiscal year 2017, compared with 81.3% in the prior year. The increase was primarily attributable to revenues from recommendation services continuing to grow more rapidly than the revenues from advertising, marketing and other services, as the former has higher gross margin than the latter.

Sales and marketing expenses increased by 221% to RMB1,227.9 million (US$188.7 million) in the fiscal year 2017 from RMB382.9 million in the prior year. The increase was mainly due to growth in marketing and advertising expenses and payroll related costs as a result of the rapid development of recommendation services, as well as recognition of share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO.

Research and development expenses increased by 111% to RMB153.9 million (US$23.7 million) in the fiscal year 2017 from RMB72.8 million in the prior year, primarily due to the increase in payroll costs and recognition of share-based compensation expenses in the fourth quarter 2017 related to the employee options that were granted historically with a performance target contingent upon IPO.

General and administrative expenses increased by 475% to RMB93.7 million (US$14.4 million) in the fiscal year 2017 from RMB16.3 million in the prior year, primarily due to the increase in professional fees including one-time expenses in connection of the Company’s restructuring as the Company prepared for its IPO, and recognition of share-based compensation, including the employee options granted historically with a performance target contingent upon IPO and the new options granted under 2017 Share Incentive Plan to the management and executives in December, 2017.

The share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses and general and administrative expenses in the fiscal year 2017 were RMB107.8 million (US$16.6 million) in total.

Loss from operations decreased to RMB173.6 million (US$26.7 million) in the fiscal year 2017 from RMB182.3 million in the prior year.

Income tax expenses were RMB28.4 million (US$4.4 million) in the fiscal year 2017, compared with nil in the prior year period. The rapid business development resulted in the growth in taxable income and consequently more tax expenses.

Net loss increased by 11.0% to RMB202.1 million (US$31.1 million) in the fiscal year 2017 from RMB182.1 million in the prior year.

Non-GAAP adjusted net loss, which excluded share-based compensation expense from net loss, decreased by 46.8% to RMB94.4 million (US$14.5 million) in the fiscal year 2017 from RMB177.3 million in the prior year.

Non-GAAP adjusted EBITDA, which excluded share-based compensation expenses, depreciation and amortization and income tax expenses from net loss, for the fiscal year 2017 was a loss of RMB60.2 million (US$9.3 million), representing a decrease of 65.1% from a loss of RMB172.7 million in the prior year.

Net cash used in operating activities was RMB28.1 million (US$4.3 million) for the fiscal year 2017, compared with net cash used in operating activities of RMB239.1 million in the prior year.

The company operated within the RONG360 group’s corporate cash management program prior to the completion of a group reorganization by the end of October 2017. The RONG360 group provided RMB150 million (US$23.1 million) of initial working capital to the Company in the form of a capital contribution. The Company received the related cash on November 15, 2017.

As of December 31, 2017, the Company had cash and cash equivalents of RMB1,543.8 million (US$237.3 million), and working capital of approximately RMB1,511.9 million (US$232.4 million).

Outlook

Based on the information available as of the date of this press release, the Company provides the following outlook, which reflects the Company’s current and preliminary view, which is subject to change.

First Quarter 2018

•                  Based on the Company’s current estimates, total revenues for the first quarter of 2018 are expected to be RMB320 million, representing an increase of 133% on a year-over-year basis.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 5, 2018 (9:00 PM Beijing/Hong Kong Time on March 5, 2018).

Dial-in details for the earnings conference call are as follows:

United States (toll free):	1-888-346-8982
International:	1-412-902-4272
Hong Kong (toll free):	800-905-945
Hong Kong:	852-3018-4992
China:	400-120-1203

Participants should dial-in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Jianpu Technology Inc.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.jianpu.ai.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until March 12, 2018, by dialing the following telephone numbers:

United States (toll free):	1-877-344-7529
International:	1-412-317-0088
Replay Access Code:	10117624

About Jianpu Technology Inc.

Jianpu Technology Inc. (NYSE:JT) is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Use of Non-GAAP Financial Measures

The Company uses adjusted EBITDA and adjusted net loss, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA and adjusted net loss help identify underlying trends in our business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in loss from operations and net loss. The Company believes that adjusted EBITDA and adjusted net loss provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted EBITDA and adjusted net loss should not be considered in isolation or construed as alternatives to net loss or any other measure of performance or as indicators of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA and adjusted net loss presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review our financial information in its entirety and not rely on a single financial measure.

Adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization.

Adjusted net loss represents net loss before share-based compensation expenses.

For more information on this non-GAAP financial measure, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5063 to US$1.00, the rate in effect as of December 29, 2017 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:
Jianpu Technology Inc.
Oscar Chen
Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com

Jianpu Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(In thousands except for number of shares	As of December 31,	As of December 31,
and per share data)	2016	2017	2017
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	—	1,543,811	237,279
Accounts receivable, net(including amounts billed through RONG360 of RMB 141,190 as of December 31, 2017)	57,536	182,090	27,987
Amount due from related party	21,128	—	—
Prepayments and other current assets	50,415	161,027	24,749
Total current assets	129,079	1,886,928	290,015
Non-current assets:
Property and equipment, net	4,591	18,966	2,915
Other non-current assets	813	7,621	1,171
Total non-current assets	5,404	26,587	4,086
Total assets	134,483	1,913,515	294,101
LIABILITIES AND INVESTED EQUITY/SHAREHOLDERS’EQUITY
Current liabilities:
Accounts payable	32,433	177,373	27,262
Advances from customers	18,149	71,538	10,995
Tax payable	1,849	17,876	2,748
Amount due to related party	—	35,427	5,444
Accrued expenses and other current liabilities	29,445	72,839	11,195
Total current liabilities	81,876	375,053	57,644
Total liabilities	81,876	375,053	57,644

Invested equity/Shareholders’ equity:
RONG360 Inc.’s investment	52,607	—	—
Ordinary shares(US$0.0001 par value, 1,500,000,000 shares authorized, 68,750,000 Class A ordinary shares and 345,541,350 Class B ordinary shares issued and outstanding as of December 31, 2017)	—	275	42
Additional paid-in capital	—	1,734,067	266,521
Accumulated loss	—	(174,710)	(26,852)
Other comprehensive loss	—	(21,170)	(3,254)
Total invested equity/Shareholders’ equity	52,607	1,538,462	236,457
Total liabilities and invested equity/Shareholders’ equity	134,483	1,913,515	294,101

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(In thousands except for number of shares	For the Three Months Ended December 31,
and per share data)	2016	2017	2017
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB11,873 and RMB14,675 for the three months ended December 31, 2016 and 2017, respectively.)	81,200	429,317	65,985
Credit cards	18,132	118,567	18,223
Total recommendation services	99,332	547,884	84,208
Advertising, marketing and other services	14,494	36,760	5,651
Total revenues	113,826	584,644	89,859
Cost of revenue	(18,504)	(61,254)	(9,415)
Gross profit	95,322	523,390	80,444
Operating expenses:
Sales and marketing	(114,203)	(500,025)	(76,852)
Research and development	(19,973)	(74,246)	(11,411)
General and administrative	(4,295)	(66,987)	(10,296)
Loss from operations	(43,149)	(117,868)	(18,115)
Others, net	67	—	—
Loss before income tax	(43,082)	(117,868)	(18,115)
Income tax expense	—	(18,544)	(2,850)
Net loss	(43,082)	(136,412)	(20,965)
Other comprehensive loss, net
Foreign currency translation adjustments	—	(21,170)	(3,254)
Total other comprehensive loss	—	(21,170)	(3,254)
Total comprehensive loss	(43,082)	(157,582)	(24,219)

Net loss per share(1)
Basic and diluted	(0.12)	(0.36)	(0.06)
Net loss per ADS
Basic and diluted	(0.30)	(0.90)	(0.15)
Weighted average number of shares
Basic and diluted	345,541,350	376,927,220	376,927,220

(In thousands except for number of shares	For the Year Ended December 31,
and per share data)	2016	2017	2017
	RMB	RMB	US$
Revenues:
Recommendation services:
Loans (including revenues from related party of RMB19,932 and RMB102,997 for the year ended December 31, 2016 and 2017, respectively.)	238,846	1,119,456	172,057
Credit cards	64,911	228,905	35,182
Total recommendation services	303,757	1,348,361	207,239
Advertising, marketing and other services	52,630	97,412	14,972
Total revenues	356,387	1,445,773	222,211
Cost of revenues	(66,683)	(143,828)	(22,106)
Gross profit	289,704	1,301,945	200,105
Operating expenses:
Sales and marketing	(382,915)	(1,227,896)	(188,724)
Research and development	(72,832)	(153,905)	(23,655)
General and administrative	(16,273)	(93,718)	(14,404)
Loss from operations	(182,316)	(173,574)	(26,678)
Others, net	191	(169)	(26)
Loss before income tax	(182,125)	(173,743)	(26,704)
Income tax expense	—	(28,382)	(4,362)
Net loss	(182,125)	(202,125)	(31,066)
Other comprehensive loss, net
Foreign currency translation adjustments	—	(21,170)	(3,254)
Total other comprehensive loss	—	(21,170)	(3,254)
Total comprehensive loss	(182,125)	(223,295)	(34,320)

Net loss per share(1)
Basic and diluted	(0.53)	(0.57)	(0.09)
Net loss per ADS
Basic and diluted	(1.33)	(1.43)	(0.23)
Weighted average number of shares
Basic and diluted	345,541,350	353,452,309	353,452,309

(1)         The Company issued ordinary shares to RONG360 in connection with the group reorganization in September 2017. 345,541,350 ordinary shares were issued and outstanding upon the completion of the group reorganization in October 2017, which are held by RONG360. The issuance of ordinary shares to RONG360 group has been retrospectively reflected for all periods presented herein. Each two ADSs represent five ordinary shares.

Jianpu Technology Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(In thousands except for number of shares and per	For the Three Months Ended December 31,
share data)	2016	2017	2017
	RMB	RMB	US$
Net loss	(43,082)	(136,412)	(20,965)
Add: share-based compensation expense	902	106,158	16,315
Non-GAAP adjusted net loss	(42,180)	(30,254)	(4,650)
Add: depreciation and amortization	1,192	2,169	333
Income tax expense	—	18,544	2,850
Non-GAAP adjusted EBITDA	(40,988)	(9,541)	(1,467)

(In thousands except for number of shares and per	For the Year Ended December 31,
share data)	2016	2017	2017
	RMB	RMB	US$
Net loss	(182,125)	(202,125)	(31,066)
Add: share-based compensation expense	4,817	107,766	16,563
Non-GAAP adjusted net loss	(177,308)	(94,359)	(14,503)
Add: depreciation and amortization	4,637	5,769	887
Income tax expense	—	28,382	4,362
Non-GAAP adjusted EBITDA	(172,671)	(60,208)	(9,254)

Jianpu Technology Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(In thousands except for number of shares and per	For the Three Months Ended December 31,
share data)	2016	2017	2017
	RMB	RMB	US$
Net cash (used in)/ generated from operating activities	(8,196)	55,225	8,488
Net cash used in investing activities	(1,125)	(9,035)	(1,389)
Net cash provided by financing activities	9,321	1,518,472	233,385
Effect of foreign exchange rate changes	—	(21,170)	(3,254)
Net increase in cash and cash equivalents	—	1,543,492	237,230
Cash and cash equivalents at beginning of the period	—	319	49
Cash and cash equivalents at end of the period	—	1,543,811	237,279

(In thousands except for number of shares and per	For the Year Ended December 31,
share data)	2016	2017	2017
	RMB	RMB	US$
Net cash used in operating activities	(239,129)	(28,099)	(4,319)
Net cash used in investing activities	(4,352)	(18,823)	(2,893)
Net cash provided by financing activities	243,481	1,611,903	247,745
Effect of foreign exchange rate changes	—	(21,170)	(3,254)
Net increase in cash and cash equivalents	—	1,543,811	237,279
Cash and cash equivalents at beginning of the year	—	—	—
Cash and cash equivalents at end of the year	—	1,543,811	237,279

1  Non-GAAP adjusted net loss represents net loss before share-based compensation expenses. There is no income tax impact of the non-GAAP adjustment of share-based compensation expenses. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.

2  Non-GAAP adjusted EBITDA represents EBITDA before share-based compensation expenses. EBITDA represents net loss before interest, tax, depreciation and amortization. See “Unaudited Reconciliations of GAAP and Non-GAAP Results” for more details.